Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pure NJ Logistics LLC

We hereby consent to the incorporation by reference in the Registration Statements of Jeffs’ Brands Ltd (“Jeffs’ Brands”) on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904 and File No. 333-285030) and in the Registration Statements of Jeffs’ Brands on Form S-8 (File No. 333-269119 and File No. 333-280459), of our report, dated May 5, 2025, with respect to our audit of the financial statements of Pure NJ Logistics LLC as of December 31, 2024, included in this Report of Foreign Private Issuer on Form 6-K furnished by Jeffs’ Brands.

Sincerely,

/s/ Elkana Amitai CPA

May 5, 2025